Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL
February 11, 2026

Re:	Figure Technology Solutions, Inc. Amendment No.1 to Registration Statement on Form S-1 Filed January 28, 2026 CIK No. 0002064124
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Madeleine Joy Mateo and Christian Windsor
Ladies and Gentlemen:
On behalf of our client, Figure Technology Solutions, Inc., a Nevada corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (CIK No. 0002064124) (the “Registration Statement”) contained in the Staff’s letter dated February 10, 2026. The Company has revised the Registration Statement and is filing a revised draft of the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 also contains certain additional updates and revisions.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 2 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 2.
Amendment No. 1 to Registration Statement on Form S-1
General
1.The Division of Trading and Markets is still considering issues raised by your registration statement, including the potential regulatory implications for the National Market System of having both OTC and exchange-traded versions of a common stock that appear to be closely linked. Trading and Markets will be reaching out to you to schedule a call. In addition, TM offers the following comments 2 through 6.
Response: The Company respectfully acknowledges the Staff’s comment.
2.Please describe how brokers or dealers quoting the blockchain stock over the counter will comply with Rule 15c2-11 and how Figure will comply with Rule 10b-17 under the Exchange Act

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when distributing the blockchain stock. We also remind firms to consider any applicable anti-manipulation and anti-fraud laws, including Regulation M.
Response: The Company respectfully acknowledges the Staff’s comment.
With respect to Rule 15c2-11, because the Company is undertaking a registered offering of its blockchain stock on Form S-1 and is a public company subject to the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we expect that a broker or dealer entering a quotation for the blockchain stock over the counter will be able to comply with Rule 15c2-11, to the extent applicable to such quotation, by having in its records either (1) the prospectus relating to the Registration Statement for this offering, and/or (2) the annual, periodic and current reports to be filed by the Company under the Exchange Act (as applicable at the relevant time). We believe these materials would enable a broker or dealer to satisfy its obligations under Rule 15c2-11 pursuant to paragraphs (b)(1) or (b)(3)(i) of such rule. We also expect that such documentation will be current and publicly available, as those terms are defined in Rule 15c2-11 .
With respect to Rule 10b-17, the Company does not believe that its proposed distribution of the blockchain stock to investors under the Registration Statement—as opposed to a distribution of blockchain stock to existing securityholders by way of a dividend or other distribution—would involve any of the events described in Rule 10b-17 (generally, dividends or distributions in cash or in kind, stock splits or rights offerings). With respect to any future events that would implicate the notice requirements of Rule 10b-17 for either the Class A common stock or blockchain stock of the Company, the Company will make such notifications with respect to each class, as required under Rule 10b-17.
The Company also respectfully acknowledges the Staff’s reminder and confirms its intent to comply with applicable requirements of Regulation M and other applicable anti-manipulation and anti-fraud provisions of the federal securities laws.
3.To extent that your ATS will be the only venue for trading the blockchain stock, please state that. If not, please provide examples of types of trading venues and methods of “peer-to-peer transfers” for a holder to buy or sell the blockchain security on and what, if anything, such holder must do to trade the blockchain security at such venue or by peer-to- peer method that is different than trading the blockchain stock on the Figure ATS.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 216 of Amendment No. 2.
4.To the extent that your ATS will be a significant market for trading the blockchain stock, please tell us how your ATS will comply with Rule 301(b)(5) of Regulation ATS (“Fair Access Rule”).
Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that it expects the Figure ATS to be a significant market for trading the blockchain stock. In particular, Figure Securities, Inc. (“FSI”) expects that the Figure ATS will become subject to the

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Fair Access Rule four months after trading in the blockchain stock begins, as it expects that it will have five percent or more of the volume during those four months. FSI will comply with the Fair Access Rule and is in the process of adopting written standards for granting access to the ATS and written policies and procedures for compliance with the rule, including applicable recordkeeping requirements and Form ATS-R reporting.
5.Given the requirements of Rule 301(b)(2), including the requirement that an ATS to file a material amendment on Form ATS 20 days before implementing such change, please explain when subscribers to the Figure ATS will be able to trade the blockchain stock on the Figure ATS.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that FSI filed an amendment to its Form ATS with the Commission on November 18, 2025, reflecting any material changes to the Figure ATS in anticipation of this offering and the expected trading of the blockchain stock on the Figure ATS. Further, in email correspondence on December 4, 2025 between representatives of Davis Polk, as counsel to FSI, and staff of the Division of Trading and Markets regarding FSI’s amendment to its Form ATS, the Staff acknowledged receipt of the November filing. As such, the Company believes that the requirements of Rule 301(b)(2) have been complied with and expects that subscribers to the Figure ATS will be able to trade the blockchain stock on the ATS as soon as it is received by investors.
6.We note your disclosure on page 113 that “[t]he shares of blockchain stock will initially be available for trading on our ATS on the same dates and during the same market trading hours as our Class A common stock, as published by the NASDAQ,” but “[i]f the blockchain stock were permitted to trade on [the] ATS outside of NASDAQ market trading hours, the trading price of the blockchain stock could differ materially from the trading price of our Class A common stock.” Please revise to also disclose that the Class A common stock could trade on a trading center, such as an NMS Stock ATS, during an overnight session, and discuss the impact of such trading on the price of the blockchain stock.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 93 of Amendment No. 2.
7.We note your response to prior comment 6. Please clarify how holders of blockchain shares exchange such shares into shares of Class A common stock pursuant to the exchange offer and tell us how the movement of shares between the blockchain stock and Class A common stock on your OPEN platform differs from the traditional transfer agent process. In this regard, we note your disclosure on page 13 that you “intend to support frictionless two-way exchangeability between [your] securities issued on OPEN and [your] listed Class A common stock.”
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 219 and 220 of Amendment No. 2.

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Description of Capital Stock
Blockchain Common Stock, page 231
8.Refer to your response to prior comment 7. In your revised disclosure on page 231, you state that “dividends or other distributions to holders of blockchain stock through blockchain-based representations delivered to holders' wallets (including, at [your] election, in a dollar-based digital asset).” Please revise to clarify what you mean by “blockchain-based representations” and identify or further describe the characteristics of the “dollar-based digital asset” you may use for dividends or other distribution to holders of blockchain stock.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 211, 217 and 218 of Amendment No. 2.
Description of Blockchain Stock
Trading and Transfers, page 236
9.We note your response to prior comment 8. Please revise to provide a summary of how orders on the ATS are matched and describe the fee schedule on the ATS, including which party pays the fees, so that investors understand the fees they may owe if they choose to transfer shares of blockchain stock on the ATS.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 216 and 217 of Amendment No. 2.
10.We note your response to prior comment 8. Please disclose how holders of fractional shares of blockchain stock exercise their voting rights. In addition, please disclose whether there are any fees associated with exchanging Class A common stock for blockchain common stock and whether there are any fees associated with exchange of blockchain stock for Class A common stock using OPEN or otherwise.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 218 and 219 of Amendment No. 2.
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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com), Joseph H. Hall at (212) 450-4565 (joseph.hall@davispolk.com) or Zachary J. Zweihorn at (202) 962-7136 (zachary.zweihorn@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.
Very truly yours,

/s/ Byron B. Rooney

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Byron B. Rooney

cc:	Michael Tannenbaum, Figure Technology Solutions, Inc.
Macrina Kgil, Figure Technology Solutions, Inc.
Joseph H. Hall, Davis Polk & Wardwell LLP
Zachary J. Zweihorn, Davis Polk & Wardwell LLP

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